SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN AUGUST 5, 2004 AND AUGUST 6, 2004

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F   ☑        Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes    ☐        No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

INCORPORATION BY REFERENCE
EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-1.1 PRESS RELEASE DATED AUGUST 5, 2004
EX-1.2 SLIDE PRESENTATION DATED AUGUST 5, 2004

INCORPORATION BY REFERENCE

The following earnings release for chinadotcom corporation for the quarter ended June 30, 2004 which includes non-GAAP financial measures as such term is defined in Regulation G of the Securities Exchange Act of 1934, as amended, is not incorporated by reference into any Registration Statement filed by the registrant that allows for the incorporation by reference of each Form 6-K furnished to the Securities and Exchange Commission by the registrant. For the avoidance of dobut, this Form 6-K is not incorporated hereby into the registrant’s Registration Statement on Form F-4 (File No. 333-109493).

EXHIBITS

Exhibit	Description
1.1	Press Release dated August 5, 2004 chinadotcom posts 26% Q-o-Q revenue growth to US$45.1 million and 38% Q-o-Q increase in gross profit to US$26.1 million

1.2	Slide Presentation dated August 5, 2004 which accompanied chinadotcom’s 2Q earnings release announcement and conference call with investors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2004

CHINADOTCOM CORPORATION
By:	/s/ Daniel Widdicombe
Daniel Widdicombe
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
1.1	Press Release dated August 5, 2004 chinadotcom posts 26% Q-o-Q revenue growth to US$45.1 million and 38% Q-o-Q increase in gross profit to US$26.1 million

1.2	Slide Presentation dated August 5, 2004 which accompanied chinadotcom’s 2Q earnings release announcement and conference call with investors